

July 24, 2015

<u>Via E-mail</u>
Ronald M. DeFeo
Chairman and Chief Executive Officer
Terex Corporation
200 Nyala Farm Road
Westport, CT 06880

   Re: **Terex Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2014
     Filed February 23, 2015
     File No. 1-10702

Dear Mr. DeFeo:

  We refer you to our comment letter dated June 29, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Cecilia Blye

         Cecilia Blye, Chief
         Office of Global Security Risk

cc: Amanda Ravitz
  Assistant Director
  Division of Corporation Finance

  Eric Cohen
  Senior Vice President, Secretary and General Counsel
  Terex Corporation

  Scott Posner
  Deputy General Counsel
  Terex Corporation